Odyssey Semiconductor Technologies, Inc.

9 Brown Road

Ithaca, NY 14850

May 28, 2021

Mindy Hooker

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Odyssey Semiconductor Technologies, Inc.
Annual Report on Form 10-K for the Year Ended December 31, 2020
Filed April 8, 2021
File No. 333-234741

Dear Ms. Hooker:

This letter is provided in response to your letter dated May 19, 2021 (the “Comment Letter”) regarding the above-referenced submission of Odyssey Semiconductor Technologies, Inc. (the “Company”). The Company’s responses are set forth below to the item(s) noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the response below refer to the Company.

As of the same date of this letter, the Company is also submitting amendments (the “Amendments”) to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “Form 10-Q”) in order to make revisions pursuant to the Comment Letter.

Form 10-K for the year ended December 31, 2020

Item 9A. Controls and Procedures, page 22

1.	We note you determined that a material weakness existed in your internal control over financial reporting due to the lack of segregation of duties and you concluded that your internal controls over financial reporting were ineffective as of December 31, 2020. We also note you concluded that your disclosure controls and procedures were effective as of December 31, 2020. Please more fully explain to us how management was able to conclude that disclosure controls and procedures were effective. Please be reasonably detailed in your response, and explain why the material weakness you identified did not impact your disclosure controls and procedures, as defined in Exchange Act Rules 13a15(e) and 15d-15(e). Your explanation should also be included in your Item 9A disclosures. Alternatively, please revise your Item 9A disclosures to conclude that your disclosure controls and procedures were also ineffective as of December 31, 2020.

Response: Pursuant to your comment, we have revised our Item 9A disclosures in the Form 10-K and Item 4 disclosures in the Form 10-Q in the Amendments to conclude that our disclosure controls and procedures were also ineffective as of December 31, 2020 and March 31, 2021, respectively.

Thank you for your attention to this matter.

Sincerely,
Odyssey Semiconductor Technologies, Inc.

By:	/s/ Alex Behfar
Name:	Alex Behfar
Title:	Chairman and Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP
1055 Washington Boulevard
Stamford, CT 06901